DISH NETWORK CORPORATION

9601 South Meridian Boulevard

Englewood, Colorado 80112

RESPONSE TO SEC LETTER OF JUNE 18, 2015

July 2, 2015

Via EDGAR

Carlos Pacho

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:              DISH Network Corporation (“DISH Network”)

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 23, 2015

File No. 000-26176

DISH DBS Corporation (“DISH DBS”)

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 6, 2015

File No. 333-31929

Dear Mr. Pacho:

We are supplying the following response to the comment contained in your letters dated June 18, 2015, regarding the above-referenced documents.  For the purpose of this response, the “Company,” “we” or “our” refers to DISH Network and DISH DBS except as otherwise indicated.  To facilitate your review, we have included in this letter the Staff’s caption and comment in bold text and have provided the Company’s response immediately following the comment.

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000

Mr. Carlos Pacho

United States Securities and Exchange Commission

Form 10-K for the Year Ended December 31, 2014

Notes to the Consolidated Financial Statements

20.  Related Party Transactions/15.  Related Party Transactions, respectively

Satellite Capacity Leased from EchoStar, page F-69 and page F-51, respectively

We note your disclosure that, effective March 1, 2014 you are now leasing all available capacity from EchoStar on the EchoStar X, XI and XIV satellites. Please tell us how you considered ASC 840-40-25-2 in determining that the appropriate lease classification is operating.  Also discuss the impact of the common ownership and management with Echostar on your analysis, if any.

Response:

The Company analyzed the lease agreements for all available capacity on the EchoStar X, EchoStar XI and EchoStar XIV satellites (each and collectively the, “Leased Satellite(s)”) in accordance with the guidance in ASC 840-40-25-2 at the time of the transaction with EchoStar Corporation (“EchoStar”) (each and collectively, the “Lease(s)”).  Pursuant to ASC 840-40-25-2, if a sale of property is accompanied by a leaseback of all or any part of the property for all or part of its remaining economic life, and the lease meets one of the four lease classification criteria in paragraph 840-10-25-1 (which are discussed below), the seller-lessee must account for the lease as a capital lease.  Otherwise, the lease will be accounted for as an operating lease.  As further discussed below, none of the Leases met the criteria for capital lease treatment.  Accordingly, they were accounted for as operating leases.

1.            840-10-25-1-a:

Transfer of Ownership

There is no provision for the transfer of ownership under the terms of any of the Leases.  Accordingly, the criterion set forth in ASC 840-10-25-1-a for capitalization was not met.

2.            840-10-25-1-b:

Bargain Purchase Option

There is no provision for a bargain purchase option under the Leases.  Accordingly, the criterion set forth in ASC 840-10-25-1-b for capitalization was not met.

***                        Confidential information has been omitted and filed separately with the SEC.

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000

Mr. Carlos Pacho

United States Securities and Exchange Commission

3.            840-10-25-1-c, i.e. the “75% Test”:

Lease Term

The terms for each of the Leases are structured similarly.  The base lease term of each Leased Satellite was negotiated based upon, among other things, the applicable Leased Satellite’s age, health and capability, and, took into consideration, among other things, current satellites under construction and the Company’s future satellite needs.  We generally have the option to renew each of the Leases on a year-to-year basis through the end of the Leased Satellite’s useful life.  The annual renewal options for each of the Leased Satellites:  (1) are at the sole option of the Company, (2) generally run until the end of the renewal period or the end of useful life of the Leased Satellites or failure of the Leased Satellites, and (3) are at the same rate negotiated at the inception of each of the Leases.  As such, management believes that no bargain renewal options exist.

Estimated Useful Life

A number of factors affect the useful life of our satellites, including, among other things, the quality of their construction, the durability of their component parts, the ability to continue to maintain proper orbit and control over their functions, the efficiency of the launch vehicle used, and the remaining on-board fuel following orbit insertion.  Generally, the minimum design life of our satellites ranges from 12 to 15 years.  Since the inception of the DISH branded pay-TV service in March 1996, the Company and its satellite personnel have managed the process for the design, construction, launch and maintenance of over 15 owned or leased satellites.  As a result, the Company has significant knowledge and experience assessing the estimated useful life of a satellite.  Based upon, among other things, the Company’s assessment of the applicable satellite’s age, health and capability, and consultation with knowledgeable satellite industry professionals, the Company’s management determined that the Leased Satellites had the following remaining useful lives at the time of the transaction.  The 75% test results based on the analysis were as follows:

***

Since the lease term for each of the Leased Satellites was less than 75% of each respective Leased Satellite’s estimated useful life, the criterion set forth in ASC 840-10-25-1-c for capitalization was not met.

***                        Confidential information has been omitted and filed separately with the SEC.

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000

Mr. Carlos Pacho

United States Securities and Exchange Commission

4.            840-10-25-1-d, i.e. the “90% Test”:

As noted previously, the Company and its satellite personnel have managed the process for the design, construction, launch and maintenance of over 15 owned or leased satellites.  As a result, the Company has significant knowledge and experience with the cost to build, lease and operate satellites.  Based upon, among other things, the Company’s experience and consultation with knowledgeable satellite industry professionals, we determined an estimated replacement cost for each of the Leased Satellites.

Present Value of the Minimum Lease Payments (the numerator)

The Company’s minimum lease payments included the negotiated per-transponder lease rate per month, exclusive of the component related to the orbital slot, multiplied by the number of billable and available transponders for a given month during the lease term.  These lease payments were negotiated at arm’s length by management utilizing, among other things, its internal expertise and satellite services industry data.  Since the monthly payments are inclusive of executory costs such as insurance, telemetry, tracking and control, and monitoring, management excluded these components from the monthly payments and from the “90% Test” discussed below.

Further, no portion of the minimum lease payments included any residual guarantee or bargain purchase option.

For the purpose of determining the rate used in discounting the present value of the minimum lease payments, as required by ASC 840-10-25-31, management reviewed both the rate implicit in the lease and the lessee’s (our) incremental borrowing rate.  Management reviewed, among other things, the costs and risks of financing a similar transaction on a stand-alone basis and concluded that *** was a reasonable rate to finance a similar transaction.  This incremental borrowing rate of *** was less than the rate implicit in the lease, and therefore, pursuant to ASC 840-10-25-31, management used the incremental borrowing rate in discounting the present value of the lease payments.  Management then performed an analysis using this incremental borrowing rate, which revealed that each Lease passed the 90% Test.  In addition, management performed a sensitivity analysis using various discount rates ranging between *** and, in each case, each Lease passed the 90% Test.  The results of this analysis are shown in the table below.

***

***                        Confidential information has been omitted and filed separately with the SEC.

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000

Mr. Carlos Pacho

United States Securities and Exchange Commission

The above 90% Test results support the determination in each case that the present value of the minimum lease payments at the beginning of the lease term was less than 90% of the fair value of the leased property to the lessor at the inception of the lease.  As such, the criterion in ASC 840-10-25-1-d for capitalization was not met.

Fair Value of the Satellites (the denominator)

The fair value of each of the Leased Satellites was estimated under the replacement cost approach, which serves as the best estimate of their respective fair value for the purposes of this lease classification analysis.  The replacement cost approach represents the value it would cost a market participant to replace a satellite in its current condition, taking into account, among other things, the age, health and capabilities of the satellite.

As discussed above, none of the Leases meet the criteria set forth in ASC 840-10-25-1 for capital lease treatment.  Accordingly, the Leases were accounted for as operating leases.

In addition, management considered the impact of common ownership and management with EchoStar in the analysis of the Leases because DISH Network and EchoStar are entities under common control.  Therefore, management reviewed the related-party lease guidance in ASC 840-10-25-26 as noted below.  [emphasis added]

Except as noted in the following sentence, leases between related parties (see paragraph 840-10-55-27) shall be classified in accordance with the lease classification criteria in paragraphs 840-10-25-1, 840-10-25-31, and 840-10-25-41 through 25-44.  Insofar as the separate financial statements of the related parties are concerned, the classification and accounting shall be the same as for similar leases between unrelated parties, except in circumstances in which it is clear that the terms of the transaction have been significantly affected by the fact that the lessee and lessor are related.  In such circumstances the classification and accounting shall be modified as necessary to recognize economic substance rather than legal form.

The Company and EchoStar have a long history of negotiating the lease of satellite transponder capacity at arm’s length in the ordinary course of business.  Based on, among other things, this history, the Company’s management determined that the terms of the Leases with EchoStar were at fair value and were not significantly affected by the fact that the lessee and lessor are related, and therefore the Leases were accounted for similar to leases between unrelated parties.

***                        Confidential information has been omitted and filed separately with the SEC.

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000

Mr. Carlos Pacho

United States Securities and Exchange Commission

In accordance with your request, we acknowledge that:

•                 we are responsible for the adequacy and accuracy of the disclosure in our filings;

•                 staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and enhancing the overall disclosures in our filings.  Should you have any questions or comments regarding our responses, please call me at (303) 723-3342.  I can also be reached by e-mail at steve.swain@dish.com.

Sincerely,

/s/ Steven E. Swain
Steven E. Swain
Senior Vice President and Chief Financial Officer

cc:                              Charles Eastman, SEC

Terry French, SEC

***                        Confidential information has been omitted and filed separately with the SEC.

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000